Exhibit 99.24

MATERIAL CHANGE REPORT

Regulation 51-102 Respecting Continuous Disclosure Obligations

Form 51-102F3

ITEM 1 – NAME AND ADDRESS OF COMPANY

THERATECHNOLOGIES INC. (the “Corporation”)

2015 Peel Street

5th Floor

Montreal, Québec

Canada H3A 1T8

ITEM 2 – DATE OF MATERIAL CHANGE

June 19, 2018.

ITEM 3 – NEWS RELEASE

A news release describing this material change was issued by the Corporation on June 19, 2018 via “GLOBE NEWSWIRE”. A copy of the news release is available on the SEDAR website at www.sedar.com.

ITEM 4 – SUMMARY OF MATERIAL CHANGE

On June 19, 2018, the Corporation completed a “bought deal” offering of 5.75% convertible unsecured senior notes in an aggregate principal amount of US$57.5 million, including the exercise in full of the underwriters’ over-allotment option.

ITEM 5 – FULL DESCRIPTION OF MATERIAL CHANGE

On June 19, 2018, the Corporation completed a “bought deal” offering of 5.75% convertible unsecured senior notes (the “Notes”) in an aggregate principal amount of US$57.5 million (the “Offering”), including the exercise in full of the underwriters’ over-allotment option.

The Notes are direct, senior, unsecured obligations of Theratechnologies and bear interest at a rate of 5.75% per annum, payable semi-annually on June 30 and December 31 of each year, commencing on December 31, 2018. The Notes were listed and are posted for trading on the Toronto Stock Exchange under the symbol “TH.DB.U” since the opening of the markets on June 19 2018.

Theratechnologies intends to use the net proceeds of the Offering to fund payments totaling US$23,850,000 due under the third amendment of the EMD Serono termination agreement, an amount of approximately US$5,000,000 for the approval and commercialization of TrogarzoTM in Europe and other jurisdictions, an amount of approximately US$5,000,000 to fund working capital and the remainder will be allocated for other general corporate purposes, including potential acquisitions in the execution of its business plan.

The Notes issued under the Offering were offered by way of a short form prospectus filed with the securities regulatory authorities in each of the provinces of Canada. Copies of the final short form prospectus and documents incorporated therein by reference are available electronically under Theratechnologies’ profile on SEDAR at www.sedar.com.

The Notes and the common shares issuable upon the conversion or redemption of the Notes have not been registered under the U.S. Securities Act of 1933, as amended. Accordingly, the Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act of 1933 and other applicable securities laws.

ITEM 6 – RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7 – OMITTED INFORMATION

Not applicable.

ITEM 8 – EXECUTIVE OFFICER

For further information, contact Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary of the Corporation at (514) 336-4804, ext. 288.

ITEM 9 – DATE OF REPORT

June 22, 2018.